UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643 Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

Corporación América Airports S.A., (“CAAP” or the “Company”) announces that as part of the management share compensation plan included in the registration statement on Form S-8 dated September 4, 2020 (the “Management Compensation Plan”), the board of directors, through the compensation committee, has increased the Company’s share capital by the amount of $3,200,445 through the issuance of 3,200,445 new shares having a nominal value of $1.00 each (the “New Shares”). As a result of the issuance of the New Shares, the share capital of the Company increased from 160,022,262 shares to 163,222,707 shares. The New Shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of $6,144,854.40 (i.e., a subscription price of $1.92 per New Share, being the market price as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The New Shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the Management Compensation Plan.

About Corporación América Airports S.A.

Corporación América Airports S.A. acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports S.A. served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Date: October 13, 2020